

May 24, 2011

John C. Lechleiter, Ph.D.
Chief Executive Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

> **Re:** **Eli Lilly and Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 001-06351**

Dear Dr. Lechleiter:

We have reviewed your May 10, 2011 response to our April 13, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to the comments, we may have additional comments.

Item 7. Management's Discussion and Analysis
Results of Operations
Executive Overview
Late-Stage Pipeline, page 17

1. Refer to your response to prior comment one, and address the following for your research and development activities:
   - Please provide us proposed disclosure to be included in future periodic reports that indicates that you also do not have reliable data in order to disclose the amount incurred for pre-clinical versus clinical costs. Rather than disclosing that you do not have reliable data to disclose by therapeutic class or for pre-clinical versus clinical; if you believe there is other data other than on a therapeutic or on pre-clinical versus clinical basis that you can disclose to convey the nature of research and development expense in order to improve disclosure regarding where resources are used for research and development activities, please provide us proposed disclosure to be included in future periodic reports.

John C. Lechleiter, Ph.D.
Eli Lilly and Company
May 24, 2011
Page 2

- Please confirm that you will disclose in future periodic reports the quarter when each new molecular entity currently in Phase III clinical trial testing entered that phase and the quarter when each new molecular entity submitted for regulatory review was submitted. We believe that this information, which is readily available and which you indicate is made publicly available elsewhere, would provide additional context about the pipeline. In addition, if you believe that it is necessary to supplement this disclosure about timing of these events in order to put it in context or to inform how it may or may not be relied upon to predict future events, please provide us disclosure in the form of proposed disclosure to be included in future periodic reports.
- We acknowledge the patent term may fluctuate for some of the reasons you have set forth on pages three and four of your response; however, it would seem that the remaining patent life is a significant factor in evaluating pipeline projects. As previously requested, please provide us the information regarding patents for each of the late stage projects.   If you do not know and cannot estimate the remaining patent life for a particular patent(s) associated with a project(s), please tell us the specific facts and circumstances for the particular patent(s).

Notes to Consolidated Financial Statements
Note 15. Contingencies, page 69
Zyprexa Litigation, page 70
Other Product Liability Litigation, page 71

2. Refer to your response to prior comments two and three. Regarding your proposed disclosure to be included in future filings that "we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these matters," please revise the phrase "for these matters" to state, if true, "for **any** of these matters." In this regard, if there are any matters you can reasonably estimate, disclosure is required of those estimates for those matters.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant